UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                       The Langer Biomechanics Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.02 per share
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                         (Title of Class of Securities)

                                    515707107
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                                 (CUSIP Number)

                                                  Robert L. Lawrence, Esq.
                                                  Kane Kessler, P.C.
Andrew H. Meyers                                  1350 Avenue of the Americas
31 The Birches                                    26th Floor
Roslyn Estates, NY 11576                          New York, NY 10019
(516) 481-9178                                    (212) 541-6222
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 14, 2001
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 515707107                                            Page 2 of 6 Pages
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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Andrew H. Meyers
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*

         PF
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]

         n/a
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                       7    SOLE VOTING POWER             902,580
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           0
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        902,580
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      0
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         902,580(1)
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]

         n/a
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.6%
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     14  TYPE OF REPORTING PERSON*

         IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes 175,000 shares which may be acquired pursuant to options which will not vest prior to December 31, 2001.

The Schedule 13D filed February 23, 2001 (the "Schedule 13D") by Andrew H. Meyers in connection with the shares of common stock, par value $.02 per share, of The Langer Biomechanics Group, Inc., a New York corporation, is hereby amended by this Amendment No. 1 to the Schedule 13D.

Information contained in this Statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

      (i) Name and Issuer: The Langer Biomechanics Group, Inc. (hereinafter referred to as the "Company" or "Issuer").

      (ii) Address of the Principal Executive Offices of Issuer: 450 Commack Road, Deer Park, NY 11729

      (iii) Title of Class of Equity Securities to which this Statement relates:
            Common Stock, $0.02 par value per share (the "Common Stock").

Item 2. Identity and Background.

      (a)-(c) The residence address of Andrew H. Meyers (the "Reporting Person") is 31 The Birches, Roslyn Estates, NY 11576. The Reporting Person is the President and Chief Executive Officer of the Issuer.

      (d)(e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        The Reporting Person acquired 446,712 shares of Common Stock (the "Shares") upon the exercise of options to purchase the Shares, previously granted to the Reporting Person by the Issuer, at $1.525 per share for an aggregate consideration of $681,235.80. The sources of payment for the Shares consisted of (y) an exchange of a promissory note issued by the Issuer to the Reporting Person in the principal amount of $500,000, plus accrued and unpaid interest in the amount of $11,112.15, plus (z) $170,123.65 of the personal funds of the Reporting Person. None of such funds were derived from money borrowed by the Reporting Person. Prior to exercise of such options, the Reporting Person assigned to Steven Goldstein, Vice President of the Issuer, options to purchase 19,672 shares of Common Stock, exercisable at a price of $1.525 per share. No consideration was paid for the transfer of such options.

Item 4. Purpose of Transaction.

The Shares were acquired by the Reporting Person for investment purposes only. The Reporting Person's primary interest is to maximize the value of his investment in the Issuer. To enable the Reporting Person to achieve this end, he has become actively involved in the management of the Issuer, serving as the President, Chief Executive Officer and a member of the Board of Directors. The Reporting Person intends continually to review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluations and other factors, the Reporting Person will consider alternative courses of action with respect to his investment in the Issuer from time to time. Such alternatives may involve the purchase of additional shares of Common Stock either pursuant to the Langer Options as defined below, private acquisitions or in the open market, or the sale of all or a portion of the shares of Common Stock held by the Reporting Person in private transactions to one or more purchasers or in the open market.

        Except as described above, the Reporting Person has no current plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b)  An  extraordinary   corporate   transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

        (g)   Changes  in  the   Issuer's   charter,   by-laws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

        (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) The Reporting Person beneficially owns 902,580 shares of Common Stock which constitute approximately 21.6% of the Issuer's outstanding shares of Common Stock, excluding options to purchase 175,000 shares of Common Stock, granted to the Reporting Person in connection with his employment by the Issuer, which will not vest prior to December 31, 2001.

            The above calculation is based upon (i) an aggregate of 2,781,922 shares of Common Stock outstanding at February 28, 2001, plus the exercise of options to purchase an aggregate of 1,400,000 shares of Common Stock on May 14, 2001 (inclusive of the exercise of the options reported herein).

        (b) The Reporting Person has sole power to vote or direct the power to vote the Common Shares referred to in subparagraph (a) and sole power to dispose of or to direct the disposition of such shares.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2001
                                                       /s/ Andrew H. Meyers
                                                       ------------------------
                                                       Andrew H. Meyers